Mail Stop 4561

October 3, 2007

Mr. Joe L. Price
Chief Financial Officer
Bank of America Corporation
Bank of America Corporate Center
100 N. Tyron Street
Charlotte, NC 28255

     Re: Bank of America Corporation
              Form 10-K for the Fiscal Year Ended December 31, 2006
              Forms 10-Q for the Quarterly Periods Ended March 31, 2007 and
              June 30, 2007
              File No. 1-6523

Dear Mr. Price:

We have reviewed your response dated August 13, 2007 and have the following comments.

Form 10-K for the Fiscal Year Ended December 31, 2006:

Consolidated Financial Statements

Note 4 - Derivatives, page 108

1.   We note your response to comment one of our letter dated July 20, 2007 and specifically your response to the portion of the comment where we questioned whether you had missed any of your forecasts. Given the information contained in your response, please describe how you enhanced your forecast process, including describing any new controls you put into place, to show you have the ability to continue forecasting cash flows.

2.   We note your response to comment two of our letter dated July 20, 2007. Please provide us with an example for a specific cash flow hedge of how you determine hedgeable cash flows over a ten-year hedge period, including how you apply your haircuts. For this example, show us how the actual hedgeable cash flows compared to the forecasted cash flows over the period in which the hedge was in place.

3.   Please tell us how you account for the derivatives in your rollover cash flow hedging strategies using the first payments approach. Specifically, based on your example documentation, you appear to use various receive fixed 3-month LIBOR swaps to hedge the cash flows associated with the rollover of reverse repurchase agreements. Please tell us whether the cash flow layers hedged by your swaps change as swaps mature or are terminated. For example, based on your documentation, tell us what happens when a derivative hedging a lower layer of cash flows is terminated or matures. Your response should discuss whether your policy requires you to designate or redesignate existing relationships when the layer being hedged by a specific derivative is changed and the basis for your conclusion.

4.   Please tell us whether you have any hedging relationships where you are hedging interest rate risk for the forecasted issuances of deposit products arising from a rollover strategy, consistent with the strategy outlined in DIG Issue G19 and G26. Specifically, tell us whether this strategy is applied to any deposit products, such as money market accounts or sweep accounts. If so, please tell us how you concluded that these products qualified for benchmark interest rate hedging given the restriction in paragraph 29(h) of SFAS 133.

5.   We note that you use the hypothetical derivative method in DIG Issue G7 to measure hedge ineffectiveness. Please tell us whether you consider payment date differences as a source of ineffectiveness under this method.

6.   We note your response to comment nine of our letter dated July 20, 2007 and specifically the portion of your response that begins with "For operational convenience."   Please clarify what is meant by this statement and elaborate on how your methodology complies with DIG Issue H8.

Form 10-Q for the Fiscal Year Ended December 31, 2006:

Consolidated Financial Statements

Note 14 – Fair Value Disclosures, page 24

7.   Please tell us and disclose in future filings why you reclassified substantially all of your available-for-sale debt securities from Level 1 to Level 2 measured instruments.

ALM/Other

Three Months Ended June 30, 2007 Compared to Three Months Ended June 30, 2006, page 79

8.   We note your response to comment 11 of our letter date July 20, 2007. Your disclosure indicates that the $600 million increase in value is related to the July sale of private equity funds including the associated unfunded equity investment commitments to Conversus Capital. Please demonstrate for us how the sales price for the private equity funds and the associated unfunded equity investment commitments was determined, including the following in your analysis:

- the sum of the equity funds' March 31, 2007 net asset values as reported by the GP of the funds;
- the adjustments for subsequent capital calls and distributions through the date of the sale;
- the fair value attributed to the unfunded equity investment commitments;
- how the value attributed to the unfunded equity investment commitments was determined;
- how the limitations of the limited partnership investments described in your response were considered in determining the sales price;
- how Conversus Capital's structure specifically overcomes the limitations you described;
- the parties explicitly involved in determining and approving the sales price; and
- how the strategic investors implicitly validated the sales price.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comments.

You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449, or me at (202) 551-3490 if you have any questions.

Sincerely,

Donald A. Walker
Senior Assistant Chief Accountant